4-1-02

MANUALLY EXECUTED COPY

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2002

(Commission File No. 001-14493)

TELESP CELULAR PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Telesp Cellular Holding Company
(Translation of registrant's name in English)

Rua Abílio Soares, 409
Paraíso - São Paulo, SP
The Federative Republic of Brazil
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No X

FOR IMMEDIATE RELEASE

Contact: Edson Alves Menini
Telesp Celular S.A.
(55 11) 3059-7531
- or -
James Prout
Taylor Rafferty
(212) 889-4350

TELESP CELULAR PARTICIPAÇÕES REPORTS RESULTS FOR FIRST QUARTER 2002

São Paulo, Brazil – April 27, 2002 – Telesp Celular Participações S.A. ("TCP") (NYSE: TCP; BOVESPA: TSPP3 (Ord), TSPP4 (Pref)) is announcing today its audited consolidated results for the first quarter 2002. TCP is the holding company that owns 100% of Telesp Celular S.A., the largest cellular operator in Brazil, and indirectly holds 83% of the capital of Global Telecom (49% of the voting capital), the Band B cellular operator in the states of Santa Catarina and Paraná.

TCP's results are presented according to Brazilian Corporate Law Method. For regulatory reasons, TCP is not permitted to control Global Telecom and thus, GT's financial results presented are consolidated by TCP according to the equity method. TCP's operational information pertains to Telesp Celular S.A. only. Global Telecom operational information and results are presented separately in this press release.

In addition, for informational purposes, TCP and Global Telecom consolidated pro-forma Balance and Profit and Loss statements have also been included at the end of this press release.

TCP (1)

R$ million	1Q 02	4Q 01	% Change	1Q 01	% Change
Net Operating Revenue – Services	655.2	689.3	-4.9%	590.9	10.9%
Net Operating Revenue – Equipment	96.7	123.9	-22.0%	85.5	13.1%
Total Net Operating Revenues	**751.9**	**813.2**	**-7.5%**	**676.4**	**11.2%**
EBITDA	**291.0**	**280.6**	**3.7%**	**228.6**	**27.3%**
EBITDA Margin	38.7%	34.5%	4.2 p.p.	33.8%	4.9 p.p.
EBITDA Margin (exc. equipment)(2)	44.4%	40.7%	3.7 p.p.	38.7%	5.7 p.p.
Net Income	**(74.5)**	**(563.8)**	**-86.8%**	**(99.9)**	**-25.4%**
EPS (3)	(0.16)	(1.23)	-87.0%	(0.22)	-27.3%
EPADR	(0.41)	(3.08)	-86.7%	(0.54)	-24.1%
Cash Flow (CF) *	**86.8**	**(383.8)**	**-122.6%**	**35.9**	**141.8%**
CFPS (3)	0.19	(0.84)	-122.6%	0.08	137.5%
CFPADR	0.48	(2.09)	-123.0%	0.20	140.0%

*** Cash Flow = Net Income+ Depreciation and Amortization**

(1) Telesp Celular S.A. fully consolidated and Global Telecom consolidated by the equity method
(2) EBITDA divided by net revenues from services
(3) Earnings and cash flow per share information is calculated on the basis of 1,000 shares, which is the minimum trading lot in the Bovespa

**Note: Dollar figures are provided only for reader convenience at the March 31, 2002 rate of US$ 1 = R$2.3260

MANAGEMENT OBSERVATIONS

Last year we successfully increased our subscriber base ahead of the onset of increased competition from SMP (Personal Mobile Service) while improving margins in the last two quarters of the year. As a result, TCP has achieved a very solid and strong competitive market position with a 66% share in São Paulo. At present and in light of current market conditions, we have been focusing on improving profitability and cash flow and at the same time preparing for increased competition.

In line with an increased focus on profitability, our cost control policy was taken forward during the first quarter of this year. As a result, TCP improved margins in 4.2 p.p. this quarter to 38.7% compared to 34.5% in the 4Q2001, while maintaining a strong market share in São Paulo.

TCP's revenues and net additions of subscribers were negatively impacted by the seasonal slow down that is typical during the first quarter of the year, as a result of summer vacations, lack of commemorative dates and the carnival. In this period, TCP´s gross additional subscribers reached 360,000 compared to 434,000 gross additions booked in the 4Q2001 and 435,000 gross additions in 1Q2001. We expect revenues and growth in the subscriber base to regain momentum during the 2nd quarter as we approach commemorative dates such as Mother's Day and Valentines Day.

Net interest expenses for the first quarter amounted to R$ 116.5 million (US$50.1 million), a decrease of 55.6% over 4Q2001, reflecting the relative stabilization of the Real against the USD together with an appreciation of the USD against the Euro during the first quarter and the currency exposure control policy followed.

Capital expenditures for this quarter totaled R$ 34 million (US$ 14.6 million), a strong decrease compared to R$ 177 million in the 1Q2001 and to R$ 366 million in the 4Q2001, following a strategy of determining the level of investments, based on the evolution of competitive environment.

In the longer run, we expect increased competition with the entry of a third operator in the state of São Paulo. Nonetheless, we see increased competition as a catalyst to further improve our performance and remain confident about TCP´s ability to respond to competition given its superior product offering, including our 2.5G technology, quality of service, wide coverage and unrivaled distribution network.

Regarding Global Telecom, the focus is also on profitability following successful expansion of it's market share in the states of Paraná and Santa Catarina from 25% to 35% during the course of FY2001. As a result of significant reduction in SAC (subscriber acquisition costs) and other operating costs, Global Telecom achieved positive EBITDA in this quarter amounting to R$ 12.4 million with an EBITDA margin of 12.4%, compared to R$ -35.3 million in 4Q2001 and to R$ -24.8 million in 1Q2001. Net interest expenses increased 15% compared to 4Q2001, as a result of a higher indebtedness level. Capex totaled R$ 34 million (US$ 14.6 million), mainly applied to increase coverage, and dropped 78.9% in the period when compared to 4Q2001, in line with a cautious investment policy.

1Q 2002 HIGHLIGHTS:

A. Telesp Celular Participações

- Number of subscribers increased to 5,254,000, representing a net addition of 150,000 new customers, a 26% decrease compared to net additions in 1Q2001 and a 33% increase compared to 4Q2001.

- Customer churn rate amounted to 4.1%, which compares positively with the 6.3% in the fourth quarter of 2001 (due to account terminations in 4Q2001) and with 5.3% in the first quarter of 2001.

- Customer retention campaigns, together with increased focus on high-end customers, helped the number of contract clients to decrease by less than 1%, confirming the trend presented over the past months.

- Blended ARPU was R$ 42 in the first quarter of 2002 as compared to R$ 45 in the first and fourth quarters of 2001. The decrease in this quarter is mostly due to seasonally lower traffic in the beginning of the year. ARPU from contract subscribers increased to R$ 98 in this quarter, compared to R$ 77 in the first quarter of 2001 and to R$ 91 in the fourth quarter of 2001, in line with the focus on high-end customers.

- Revenues increased to R$ 751.9 million (US$ 323.3 million), representing a 11.2% growth over 1Q 2001 and a 7.5% reduction compared to 4Q2001 results, which typically benefit from strong Christmas seasonal sales. Revenue expansion relative to 1Q2001 was supported by the growth in the number of subscribers and stabilization of the ratio of prepaid and postpaid customers.

- Services revenues amounted to R$ 655 million, an increase of 10.9% over 1Q2001 and a 4.9% reduction compared to 4Q2001.

- Total operating costs, excluding depreciation and amortization, amounted to R$ 460.9 million (US$ 198.2 million), representing a 2.9 % increase compared to 1Q2001 and a 13.5% decrease compared to 4Q2001. This is the result of lower selling and marketing expenses combined with lower levels of sales.

- Operational costs, excluding cost of equipment, decreased 0.3% compared to 1Q2001 and decreased 5.2% compared 4Q2001.

- Subscriber Acquisition Cost (SAC) amounted to R$93 in 1Q2002, compared to R$75 in 1Q2001 (when there were handsets discounts obtained from suppliers) and R$130 in 4Q2001.

- EBITDA reached R$ 291.0 million (US$ 125.1 million), a 27.3% growth over the 1Q2001 and a 3.7% increase over 4Q2001. Increase in EBITDA was accompanied by an expansion in EBITDA margins from 33.8% in 1Q2001 and from 34.5% in 4Q2001 to 38.7% in 1Q2002.

- Net interest expense for the first quarter of 2002 amounted to R$ 116.5 million (US$ 50.1 million), representing an increase of 102.6% over 1Q2001, related to the growth of indebtedness, and a decrease of 55.6% over 4Q2001, reflecting a relative stabilization of the Real against the USD and an appreciation of the USD against the Euro during the quarter, and the strict control of currency exposure. As a result, cost of funding in 1Q2002 was lower than the CDI, the Brazilian interbank rate.

- Consolidated net income in the quarter amounted to a negative R$ 74.5 million (US$ -32.0 million), compared to negative R$ 99.9 million in the first quarter of 2001 and negative R$ 563.8 million in the fourth quarter of 2001. This result reflects mainly an improvement in Global Telecom´s financial performance. The net income contribution from Global Telecom amounted to negative R$ 75.1 million (US$ -32.3 million), compared to 4Q2001 loss of R$ -131.5 million.

- Capital expenditures for this quarter reached R$ 34 million (US$ 14.6 million), representing 4.5% of net revenues, which compares to 26.1% in 1Q2001 and to 45.0% in 4Q2001, following a restrictive investment policy associated with market conditions.

- As of March 31, 2002, TCP's total debt amounted to R$ 2,527.0 million (US$ 1,086.4 million). Foreign currency denominated debt is fully hedged against currency risk.

B. Global Telecom

- GT added 43,000 clients during the 1Q2002, reaching a total number of subscribers in excess of 905,000.

- Net revenues reaching R$ 99 million (US$ 43.0 million), increased 12.9% if compared to 1Q2001, following the increase in the company's subscribers base, and a decreased 20.1% if compared to 4Q2001, due to seasonal slow down, deepened by handset subsidies freezing. Net revenues from service increased 26% over 1Q2001 and 11% compared to 4Q2001.

- Total operating costs, excluding depreciation and amortization, reached R$ 87.6 million (US$ 37.7 million) in this quarter, a decrease of 22.7% compared to the first quarter of 2001 and a decrease of 45.4% over 4Q2001, in line with lower selling and marketing expenses together with a lower level of handset sales.

- Operational costs, excluding costs of handsets, increased 14.3% and 15.2% compared to 1Q2001 and 4Q2001, respectively.

- Subscriber acquisition costs decreased substantially to R$ 89 per gross addition compared to R$ 374 in 1Q2001 and to R$ 195 in 4Q2001.

- For the first time in its history, GT reached a positive EBITDA. Global Telecom's EBITDA reached R$ 12.4 million (US$ 5.3 million) in the first quarter of 2002, compared to the negative R$ 24.7 million in the same period of 2001 and negative R$ 35.3 million in 4Q2001.

- Net interest expense for the first quarter of 2002 amounted to R$ 56.6 million (US$ 24.3 million), representing a 15% increase relative to 4Q2001, following a higher indebtedness level.

- As a result of improved EBITDA, Global Telecom has improved its net earnings, presenting a loss in the 1Q2002 of R$ -90.4 million (US$ -38.9 million), considerably lower than the 4Q2001 loss of R$ -157.4 million (US$- 67.6 million).

- Global Telecom's capital expenditure totaled R$ 34 million (US$ 14.6 million), compared to R$ 13 million in 1Q2001 and R$ 161 million in 4Q2001, mainly to increase the coverage in its concession area, which currently surpasses 70%.
- As of March 31, 2002, Global Telecom's total debt amounted to R$ 2,452.1 million (US$ 1,054.2 million), compared to R$ 2,307.2 million in December 31, 2001.

TELESP CELULAR PARTICIPAÇÕES

Operational data discussed below relates to Telesp Celular S.A., the Band A mobile operator in the State of São Paulo. TCP's results include Global Telecom consolidated under the equity method.

Operational Ratios

(in thousands)	1Q 02	4Q 01	% change	1Q01	% change
Total number of subscribers, of which	5,254	5,104	2.9%	4,504	16.7%
Contract	1,373	1,369	0.3%	1,585	-13.4%
Prepaid	3,881	3,735	3.9%	2,919	33.0%
Area 1	3,320	3,229	2.8%	2,832	17.2%
Area 2	1,934	1,875	3.1%	1,672	15.7%
Analog	300	340	-11.8%	699	-57.1%
Digital	4,954	4,764	4.0%	3,805	30.2%
Approximate Mkt share in Area 1	66%	65%		64%	
Approximate Mkt share in Area 2	64%	64%		64%	
Approximate total market share	66%	65%		64%	
(in thousands)	**1Q 02**	**4Q 01**	**% change**	**1Q01**	**% change**
Net additions in the period, of which	150	113	32.7%	202	-25.7%
Contract	4	-136	102.9%	-19	121.1%
Prepaid	146	249	-41.3%	221	-33.9%
Accumulated churn in the quarter *	4.1%	6.3%	(2.2 p.p.)	5.3%	(1.2 p.p.)
(in R$ per month)	**1Q 02**	**4Q 01**	**% change**	**1Q01**	**% change**
ARPU	42	45	-6.7%	45	-6.3%
Contract	98	91	7.7%	77	27.3%
Prepaid	22	26	-15.4%	27	-18.5%
SAC	93	130	-28.5%	75	24.0%

* Churn includes migration from analog to digital

More detailed financial information is set out in tables at the end of this Press Release.

Revenues

Number of subscribers increased to 5,254,000, representing a net addition of 150,000 new customers, a 26% decrease compared to net additions in 1Q2001 and a 33% increase compared to 4Q2001.

Customer retention campaigns, together with increased focus on high-end customers, helped the number of contract clients to decrease by less than 1% confirming the trend presented over the past months.

Blended ARPU in the first quarter was R$ 42 compared to R$ 45 in the first and fourth quarters of 2001, due to the typically lower level of traffic usage in the beginning of the year. ARPU from contract customers increased to R$ 98 in this quarter, compared to R$ 77 in the first quarter of 2001 and to R$ 91 in the fourth quarter of 2001, following the progressively higher value of postpaid client base.

Revenues increased to R$ 751.9 million (US$ 323.3 million), representing an 11.2% growth over 1Q 2001 and a 7.5% reduction compared with 4Q 2001 results, which typically benefit from strong Christmas seasonal sales. Revenue expansion relative to 1Q 2001 was supported by the growth of the number of subscribers and stabilization of the ratio between prepaid and post paid customers.

Net operating revenues from handset sales totaled R$ 96.7 million, representing an increase of 13.1% compared to 1Q2001, despite the higher level of gross adds in that quarter and the current direct distribution from suppliers to some dealers, due to higher prices to the customers, and a decrease of 22.0% compared to 4Q2001, following the lower level of gross adds.

During 1Q2002, SMS and WAP revenues represented approximately 1.5% of the total net revenue from service. About 50% of the total subscribers now have WAP- enabled and SMS mobile originator handsets.

In addition, with a marginal investment of R$ 38 million, Telesp Celular launched in December 2001 a 2.5G wireless data commercial pilot, offering Internet services at a potential data transmission speed 10 times faster than the current one. In line with our strategy, this service is being initially focused on the high-end customer, mainly corporate subscribers.

Operating Costs

Total operating costs, excluding depreciation and amortization, reached R$ 460.9 million (US$ 198.2 million) in the first quarter of 2002, an increase of 2.9% compared to the previous year and a decrease of 13.5% compared to 4Q2001. The total operating costs increased at a significantly lower rate than the increase in net revenues, as a result of the fact that operating costs - especially selling and marketing expenses - were kept under control in the quarter.

Cost of services reached R$ 131.9 million (US$ 56.7 million) in the first quarter of 2002, an increase of 6.9% when compared to the first quarter of 2001 and 0.7% decrease compared to 4Q2001, as a result of the client base growth, more than compensated by cost control and first quarter typical lower level of usage.

Cost of equipment reached R$ 112.4 million (US$ 48.3 million) in the first quarter of 2002, an increase of 14.5% when compared to the first quarter of 2001 (when there were handset discounts from suppliers) and 32.0% decrease compared to 4Q2001, mainly due to a lower level of gross adds.

Selling expenses in this quarter reached R$ 108.8 million (US$ 46.8 million), a decrease of 25.9% when compared to the same period in 2001.

In comparison to the previous quarter, selling expenses decreased 7.0%, mainly as a result of a reduction in advertising and marketing expenses.

Selling expenses represented 14.5% of net revenues in 1Q2002, the same level as in the previous quarter.

EBITDA

EBITDA reached R$ 291.0 million (US$ 125.1 million), a 27.3% growth over the 1Q 2001 and 3.7% increase over 4Q2001. Increase in EBITDA was accompanied by an expansion in EBITDA margin from 33.8% in 1Q2001 to 38.7%. Among the most important factors in the EBITDA improvement were the reduction in the level of handset subsidies and the decrease in marketing expenses.

Excluding handset sales, EBITDA margin reached 44.4% in this quarter, compared to 38.7% in the first quarter of 2001, and 40.7% in 4Q2001.

Financing Costs

Net interest expense for the first quarter of 2002 amounted to R$ 116.5 million (US$ 50.1 million), an increase of 102.7% over 1Q2001, reflecting the additional debt raised to finance the acquisition of 83% of the share capital of the holding companies that control Global Telecom and a decrease of 55.6% over 4Q2001, as a result of currency risk management and the stabilization of the Real against the USD and an appreciation of the USD against the Euro during the quarter. Taking into consideration Global Telecom on a pro forma basis, total debt increased to R$ 4,979.1 million (US$ 2,140.6 million) and interest expense increased to R$ 170.5 million, which results in an average cost of funding of approximately 16% per annum for the quarter, lower than the CDI rate in Brazil.

Net Income

Consolidated net income in the quarter amounted to a negative R$ 74.5 million (US$ -32.0 million), better than the negative R$ 99.9 million (US$ -43.0 million) recorded in the first quarter of 2001 and the negative R$ 563.8 in 4Q2001.

Global Telecom's equity at the end of 1Q2002 was negative R$ 75.1 million (negative US$ 32.3 million) as compared to negative R$ 118.6 million (negative US$ 51.0 million) in 1Q2001 and negative R$ 131.5 million (negative US$ 56.5 million) in 4Q2001. This trend reflects Global Telecom's improved performance, resulting in lower net losses during the first quarter.

Capital Expenditure

Capital expenditures for this quarter reached R$ 34 million (US$ 14.6 million), a strong decrease compared to 2001, following a strategy of determining the level of investments, based on the evolution of competitive environment. Capex represented 4.5% of net revenues, which compares to 26.1% in the same period last year and to 45.0% last quarter.

Debt

As of March 31, 2002, TCP's[1] total debt amounted to R$ 2,527.0 million (US$ 1,086.4 million), of which 83% was denominated in foreign currency and approximately 77% was provided by its main shareholder, Portugal Telecom, mostly relating to the acquisition of its interest in Global Telecom and refinancing of short term debt. Foreign currency denominated debt, by the end of the quarter, was fully hedged.

The pro-forma consolidated debt of TCP (including Telesp Celular and Global Telecom) at the end of the first quarter of 2002 reached R$ 4,979.1 million (US$ 2,140.6 million).

GLOBAL TELECOM

Global Telecom is the Band B mobile operator in the states of Paraná and Santa Catarina. The results included in this section are presented on a stand-alone basis.

Global Telecom S.A R$ million	1Q 02	4Q 01	% Change	1Q 01	% Change
Net Operating Revenue – Services	91.8	82.7	11.0%	73.0	25.8%
Net Operating Revenue – Equipment	8.1	42.4	-80.9%	15.5	-47.7%
Total Net Operating Revenues	**99.9**	**125.1**	**-20.1%**	**88.5**	**12.9%**
EBITDA	**12.4**	**(35.3)**	**n.m.**	**(24.8)**	**n.m.**
EBITDA Margin	12.4%	-28.2%	n.m.	-28.0%	n.m.
EBITDA Margin (exc. equipment)	13.5%	-42.7%	n.m.	-34.0%	n.m.
Net Income	**(90.4)**	**(157.4)**	**42.6%**	**(208.5)**	**-56.6%**
Cash Flow (CF) *	**(44.2)**	**(112.9)**	**-60.9%**	**(162.7)**	**-72.8%**

***** Cash Flow = Net Income+ Depreciation and Amortization**

[1] Includes TCP and TC's debt but excludes GT debt

Global Telecom

Operational Ratios

(in thousands)	1Q02	4Q01	% change	1Q01	% change
Total number of subscribers, of which	905	862	5.0%	540	67.7%
Contract	287	323	-11.1%	405	-29.2%
Prepaid	619	539	14.8%	135	359.2%
Total market share (estimate)	36%	35%		27%	
(in thousands)	**1Q02**	**4Q01**	**% change**	**1Q01**	**% change**
Net additions in the period, of which	43	139	-68.9%	77	-43.7%
Contract	-36	-50	-28.8%	52	-168.5%
Prepaid	79	189	-58.2%	24	225.4%
Accumulated churn in the quarter	6.8%	8.7%	(1.9 p.p.)	5.6%	1.2 p.p.
(in R$ per month)	**1Q02**	**4Q01**	**% change**	**1Q01**	**% change**
ARPU	34	35	-2.9%	48	-29.2%
SAC	89	195	-54.4%	374	-76.2%

More detailed financial information is set out in tables at the end of this Press Release.

Revenues

In FY 2001, Global Telecom increased its market share from 25% to 35%. Factors affecting this market share gain included subsidies to prepaid customers and the launch of "Baby" in the Paraná and Santa Catarina region. During 4Q2001 and 1Q2002, Global Telecom refocused its strategy towards profitability with lower subsidies and acquisition costs while maintaining its market share position.

Blended ARPU reached R$ 34 in the first quarter, a decrease of 4.0% over the previous quarter and 39% over 1Q2001, namely due to the expansion of the subscriber base.

Net revenues increased 12.9% relative to 1Q2001 and decreased 20.1% relative to 4Q2001, due to seasonality, reaching R$ 99.9 million (US$ 43.0 million). Revenue growth was mainly due to the increase in the company's subscriber base to 905,000, with 43,000 new subscribers, which represented a growth of 68% over 1Q2001 and 5% over 4Q2001.

Net revenues from services reached R$ 91.8 million (US$ 39.5 million) in the first quarter of 2002, a 25.8% increase compared to the 1Q2001 and 11.0% over the previous quarter.

Operating Costs

Total operating costs, excluding depreciation and amortization, reached R$ 87.6 million (US$ 37.7 million) in this quarter, a decrease of 22.7% compared to the first quarter of 2001 and a decrease of 45.4% over 4Q2001. The total operating costs were kept under control mainly due to lower selling and marketing expenses.

Cost of equipment reached R$ 9.4 million (US$ 4.0 million) in the first quarter of 2002, a decrease of 62.7% when compared to the first quarter of 2001 and 86.2% decrease compared to 4Q2001.

Subscriber acquisition costs (SAC) decreased substantially to R$ 89 per gross addition compared to R$ 374 in 1Q2001 and to R$ 195 in 4Q2001.

EBITDA

For the first time in its history, GT reached a positive EBITDA. Global Telecom's EBITDA reached R$ 12.4 million (US$ 5.3 million) in the first quarter of 2002, compared to the negative R$ 24.7 million (negative US$ 10.7 million) in 1Q2001 and to the negative R$ 35.3 million (negative US$ 15.2 million) in 4Q2001, due to the increase in net service revenues and effective cost control in the quarter.

In comparison to the fourth quarter of 2001, when EBITDA amounted to negative R$ 35.3 million (negative US$ 15.2 million), the positive value of EBITDA, reached in this quarter, reflects Global Telecom's success in reducing subscriber acquisition costs.

Financing Costs

Net interest expense for the first quarter of 2002 amounted to R$ 56.6 million (US$ 24.3 million), representing a decrease of 61% relative to 1Q2001 and a 15% increase relative to 4Q2001, following the increase in indebtedness level.

Net Income

As a result of improved EBITDA, Global Telecom has improved its net earnings, presenting a loss in the 1Q2002 of R$ -90.4 million (US$ - 38.9 million) compared to 1Q2001 loss of R$ -208.5 million (US$ - 89.6 million) and to 4Q2001 loss of R$ -157.4 million (US$ - 67.7 million).

Capex

Global Telecom's capital expenditure totaled R$ 34 million (US$ 14.6 million), compared to R$ 13 million in 1Q2001 and R$ 161 million in 4Q2001, mainly to increase the coverage in its concession area, which currently surpasses 70%.

Debt

As of March 31, 2002, Global Telecom's total debt amounted to R$ 2,452.1 million (US$ 1,054.2 million), of which 78% was provided by Portugal Telecom as interim financing. R$ 1,924.0 million was denominated in foreign currency, of which 56% was hedged through currency swaps.

Tables to follow:

Table 1: TCP Consolidated Profit and Loss Statement
Table 2: TCP Consolidated Balance Sheet
Table 3: GT Profit and Loss Statement
Table 4: GT Balance Sheet
Table 5: TCP pro-forma consolidated P&L (including GT fully consolidated)
Table 6: TCP pro-forma consolidated Balance Sheet (including GT fully consolidated)

This information is also available at TCP's website http://www.telespcelular.com.br

Contacts: Maria Paula Canais – Director of Investor Relations
pacanais@telespcelular.com.br
55 (11) 3059-7081

Edson Alves Menini – Investor Relations Advisor
emenini@telespcelular.com.br
55 (11) 3059-7531

Fabíola Michalski
fmichalski@telespcelular.com.br
55 (11) 3059-7975

Cláudio Wenzel Lagos
clagos@telespcelular.com.br
55 (11) 3059-7480

TABLE 1: TCP CONSOLIDATED PROFIT AND LOSS STATEMENT

(In millions)

	Brazilian Corporate Law			
	2002		2001	
	1Q 02 R$	1Q 02 US$	4Q 01 R$	1Q 01 R$
Gross operating revenues from telecommunication services	817.2	351.3	873.3	743.8
Gross operating revenues from sales of equipment	146.5	63.0	182.4	142.7
Total gross operating revenues	**963.7**	**414.3**	**1,055.7**	**886.5**
Value added, other indirect taxes and discounts	(211.8)	(91.1)	(242.5)	(210.1)
Net operating revenues from telecommunication services	655.2	281.7	689.3	590.9
Net operating revenues from sales of equipment	96.7	41.6	123.9	85.5
Total net operating revenues	**751.9**	**323.3**	**813.2**	**676.4**
Operating Costs	**(460.9)**	**(198.2)**	**(532.6)**	**(447.8)**
Personnel	(40.3)	(17.3)	(31.9)	(30.1)
Cost of services	(131.9)	(56.7)	(132.8)	(123.4)
Cost of equipment sold	(112.4)	(48.3)	(165.3)	(98.2)
Selling expenses	(108.8)	(46.8)	(117.0)	(146.4)
General and administrative expenses	(40.9)	(17.6)	(43.5)	(44.6)
Other operating expenses, net	(26.6)	(11.4)	(42.1)	(5.1)
Earnings before interest, tax, depreciation, amort. and equity consolidation of Global Telecom- EBITDA	**291.0**	**125.1**	**280.6**	**228.6**
Depreciation and amortization	(161.3)	(69.3)	(180.0)	(135.8)
Operating income after depreciation and before interest and equity consolidation of Global Telecom - EBIT	**129.7**	**55.8**	**100.6**	**92.8**
Net interest expense	(116.5)	(50.1)	(262.4)	(57.5)
Equity	(75.1)	(32.3)	(131.5)	(118.6)
Operating income after interest expense	**(61.9)**	**(26.6)**	**(293.3)**	**(83.3)**
Net non-operating income	9.2	4.0	(0.9)	-
Extraordinary item	-	-	(278.7)	-
Income before income taxes and minority interests	**(52.7)**	**(22.7)**	**(572.9)**	**(83.3)**
Income and social contribution taxes	(21.8)	(9.4)	9.1	(16.6)
Net income for the period	**(74.5)**	**(32.0)**	**(563.8)**	**(99.9)**

Dollar	2.3260

Source: Federal Reserve Bank of New York

TABLE 2: TCP CONSOLIDATED BALANCE SHEET

(In millions)

	Brazilian Corporate Law		
	Mar. 31,2002	**Mar. 31,2002**	**Dec. 31,2001**
ASSETS	**R$**	**US$**	**R$**
Current Assets	1,082.2	465.3	947.1
Cash and cash equivalents	181.2	77.9	81.5
Net accounts receivable trade	413.1	177.6	442.4
Inventory	70.8	30.4	84.9
Taxes deferred and receivable	301.0	129.4	301.1
Prepaid expenses	71.8	30.9	18.4
Other assets	44.3	19.0	18.8
Non Current Assets	1,545.2	664.3	1,571.3
Net accounts receivable trade	37.1	16.0	30.6
Taxes deferred and receivable	892.3	383.6	924.0
Hedge agreements	610.1	262.3	610.9
Prepaid expenses	5.7	2.5	5.8
Permanent Assets	4,223.0	1,815.6	4,353.8
Investments	582.9	250.6	582.9
Global Goodwill	585.5	251.7	585.5
Advance for future capital increase	276.1	118.7	276.1
Provision for investments losses	(278.7)	(119.8)	(278.7)
Property, plant and equipment, net	3,565.8	1,533.0	3,695.8
Deferred assets	74.3	31.9	75.1
Total Assets	6,850.4	2,945.1	6,872.2

LIABILITIES	**Mar. 31,2002**	**Mar. 31,2002**	**Dec. 31,2001**
	R$	**US$**	**R$**
Current Liabilities	1,865.1	801.8	1,319.8
Payroll and related accruals	29.8	12.8	26.6
Accounts payable	461.7	198.5	506.9
Taxes and contributions payable	164.6	70.8	103.2
Interest on net worth and dividends payable	19.9	8.6	20.0
Loans and financing	968.5	416.4	454.7
Provision for contingencies	46.8	20.1	29.4
Operations with derivatives	87.2	37.5	91.6
Other liabilities	86.6	37.2	87.4
Non Current Liabilities	2,317.0	996.1	2,809.8
Loans and financing	1,558.5	670.0	2,125.4
Provision for contingencies	82.3	35.4	80.1
Insufficiency of assets over liabilities	658.0	282.9	582.9
Provision for pension fund	1.3	0.6	1.3
Other liabilities	16.9	7.3	20.1
Minority Interests	-	-	-
Shareholders' Equity	2,668.3	1,147.2	2,742.6
Share capital	1,873.3	805.4	1,873.3
Goodwill special reserve	1,164.8	500.8	1,164.8
Retained earnings	(369.8)	(159.0)	(295.5)
Total Liabilities	6,850.4	2,945.1	6,872.2

TABLE 3: GT PROFIT AND LOSS STATEMENT

(In millions)

	Brazilian Corporate Law			
	2002		2001	
	1Q 02 R$	1Q 02 US$	4Q 01 R$	1Q 01 R$
Total gross operating revenues	**127.0**	**54.6**	**158.2**	**111.6**
Value added, other indirect taxes and discounts	(27.1)	(11.7)	(33.1)	(23.2)
Total net operating revenues	**99.9**	**43.0**	**125.1**	**88.5**
Operating Costs	**(87.6)**	**(37.6)**	**(160.4)**	**(113.2)**
Cost of equipment sold	(9.4)	(4.0)	(68.1)	(25.2)
Other operating costs	(78.2)	(33.6)	(92.3)	(88.0)
Earnings before interest, tax, depreciation, amort. and equity consolidation of Global Telecom- EBITDA	**12.4**	**5.3**	**(35.3)**	**(24.7)**
Depreciation and amortization	(46.2)	(19.9)	(44.5)	(45.8)
Operating income after depreciation and before interest and equity consolidation of Global Telecom - EBIT	**(33.8)**	**(14.6)**	**(79.8)**	(70.5)
Net interest expense	(56.6)	(24.3)	(49.4)	(146.7)
Transferred to assets	-	-	(3.0)	8.8
Operating income after interest expense	**(90.4)**	**(38.9)**	**(132.2)**	**(208.4)**
Net non-operating income	-	-	(25.1)	-
Income before income taxes and minority interests	**(90.4)**	**(38.9)**	**(157.3)**	**(208.4)**
Income and social contribution taxes	-	-	-	-
Net income for the period	**(90.4)**	**(38.9)**	**(157.3)**	**(208.4)**

Dollar		2.3260		

Source: Federal Reserve Bank of New York

TABLE 4: GT BALANCE SHEET

(In millions)

	Brazilian Corporate Law		
	Mar. 31,2002	**Mar. 31,2002**	**Dec. 31,2001**
ASSETS	**R$**	**US$**	**R$**
Current Assets	**174.9**	**75.2**	**190.1**
Non Current Assets	**113.3**	**48.7**	**113.6**
Permanent Assets	**1,688.5**	**725.9**	**1,702.4**
Property, plant and equipment, net	1,456.7	626.3	1,462.7
Deferred assets	231.8	99.7	239.7
Insufficiency of assets over liabilities	**718.2**	**308.8**	**627.8**
Total Assets	**2,694.9**	**1,158.6**	**2,633.9**

LIABILITIES	**Mar. 31,2002**	**Mar. 31,2002**	**Dec. 31,2001**
	R$	**US$**	**R$**
Current Liabilities	**353.3**	**151.9**	**493.8**
Loans and financing	175.0	75.2	212.5
Other liabilities	178.3	76.6	281.3
Non Current Liabilities	**2,341.6**	**1,006.7**	**2,140.1**
Loans and financing	2,277.1	979.0	2,094.8
Other liabilities	64.5	27.7	45.3
Total Liabilities	**2,694.9**	**1,158.6**	**2,633.9**

Dollar	2.3260

Source: Federal Reserve Bank of New York

TABLE 5: PRO-FORMA CONSOLIDATED PROFIT AND LOSS STATEMENTS
(Including Global Telecom Fully Consolidated)

(In millions)	1Q2002
Gross operating revenues	1,090.8
Value added, other indirect taxes and discounts	(239.0)
Net operating revenues	851.9
Cost of services and equipment sold	(471.0)
Gross profit	380.9
Operational expenses	
Selling expenses	(165.7)
General and administrative expenses	(79.8)
Other operational expenses, net	(42.2)
Operating income before interest	93.1
Net interest expenses	(170.5)
Operating loss	(77.4)
Net non operating income	9.3
Income before taxes and minority interests	(68.1)
Income and social contribution taxes	(21.8)
Minority interest	15.5
Net income for the period	(74.5)

TABLE 6: PRO-FORMA CONSOLIDATED BALANCE SHEET
(Including Global Telecom Fully Consolidated)

(In millions)

	Mar.31,2002	Dec.31,2001
ASSETS		
Current Assets	1,233.7	1,135.9
Non Current Assets	1,851.6	1,878.0
Investments	314.8	314.8
Property, plant and equipments, net	5,022.4	5,158.5
Deferred assets	306.1	314.9
Permanent Assets	5,643.4	5,788.1
Total Assets	8,728.7	8,802.1
LIABILITIES		
Loans and financing	1,143.5	667.2
Other liabilities	1,051.1	1,144.6
Current Liabilities	2,194.6	1,811.8
Loans and financing	3,835.6	4,220.1
Other liabilities	165.0	146.7
Non Current Liabilities	4,000.6	4,366.8
Minority interests	-134.8	-119.4
Share capital	1,873.3	1,873.3
Goodwill special reserve	1,164.8	1,164.8
Retained earnings	-369.8	-295.3
Shareholders' Equity	2,668.2	2,742.6
Total Liabilities	8,728.7	8,802.1

###

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telesp Celular Participações S.A.

Date: April 29, 2002

By: ______________________________

Name: Maria Paula Canais

Title: Director of Investor Relations